ZURICH
FINANCIAL SERVICES

04046852

RECEIVED
2004 DEC 16 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 12/14/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services announces transition in the leadership of Farmers" dated December 14, 2004 and
- "Zurich Financial Services settles claims related to the bankruptcy of Senior Living Properties" dated December 14, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Hellste
Andres Christen

Enclosures

82138-01/2

Media Release

File No. 82-5089

RECEIVED
2004 DEC 16 P 12: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

Zurich Financial Services settles claims related to the bankruptcy of Senior Living Properties

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, December 14, 2004 – Zurich Financial Services Group (Zurich) announces that ZC Specialty Insurance Company (ZCSIC), a US subsidiary of Zurich, has reached a comprehensive settlement with the Trustee for the Senior Living Properties Trust resolving all pending litigation between the parties arising from the bankruptcy of the Senior Living Properties (SLP) nursing home chain operating in Texas and Illinois. This settlement agreement is subject to approval by the US Bankruptcy Court for the Northern District of Texas.

The USD 47.5 million settlement results in a complete resolution of all claims against ZCSIC and its affiliates relating to SLP. In particular, it resolves a lawsuit against ZCSIC seeking damages of approximately USD 421 million, which were later increased to USD 528 million plus costs and more than USD 200 million in contingent attorney fees. ZCSIC is fully reserved for the payment of the settlement.

Note to editors:

On April 22, 2004, the US Bankruptcy Court for the Northern District of Texas held that ZCSIC was a *de facto* partner in SLP's nursing home business, and, therefore, liable for SLP's unpaid debts. ZCSIC appealed the Bankruptcy Court's decision to the US District Court, Northern District of Texas. The appeal is pending, but will be dismissed as moot under the settlement agreement.

ZURICH
FINANCIAL SERVICES

Following the April 22 decision, the Trustee filed a complaint against ZCSIC seeking damages of approximately USD 421 million, which were later increased to USD 528 million plus costs and more than USD 200 million in contingent attorney fees. Even though ZCSIC believes that the decision of the Bankruptcy Court would eventually be reversed on appeal, it has agreed to pay USD 47.5 million to resolve all claims now.

In settling the case, ZCSIC does not admit liability. The settlement agreement provides that the Trustee will release ZCSIC and its affiliates from all claims arising out of or related to SLP and its nursing home business. In addition, the settlement provides for the Bankruptcy Court to enter a permanent injunction barring all creditors and parties in interest from suing ZCSIC and its affiliates for any alleged debts resulting from a *de facto* partnership with SLP.

The settlement is beneficial to ZCSIC because it limits the Company's exposure, will minimize additional litigation costs, and puts an end to the diversion of its personnel and resources. Zurich believes this settlement is a favorable outcome for ZCSIC and its affiliates.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services announces transition in the leadership of Farmers

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, December 14, 2004 – Zurich Financial Services Group (Zurich) announces that Martin D. Feinstein (56) will retire effective March 31, 2005, as Chief Executive Officer (CEO) of Farmers Group Inc. (FGI) and from Zurich's Group Executive Committee (GEC) after 34 years of dedicated service to the Farmers Organization and the Zurich Group. Marty Feinstein will be succeeded in his CEO and GEC roles by Paul N. Hopkins (48) who is President of FGI.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "Marty is leaving an impressive performance record, and we admire the sense of passion that he brought to our business. I asked Marty to stay on to consult me personally on a variety of issues and to continue to serve as Chairman of Farmers until mid year. He also agreed to serve as Chairman of the New Zurich Advice Network, now called Openwork, in the UK, which is scheduled to become operational in the first half of 2005."

Marty Feinstein began his career at Farmers as a claims trainee going on to eventually lead it as the Chairman and CEO. He added: "It has been an extraordinary journey and I leave knowing that Farmers is well positioned for the future. I feel privileged to have worked with an incredible team of men and women at both Farmers and Zurich that have accomplished so much. The time is right and I look forward to new opportunities and adventures that await me."

ZURICH
FINANCIAL SERVICES

James J. Schiro added: "I am excited to work with Paul Hopkins as he takes on his new assignment. Given his record and experience, he is well prepared to deal with his new and challenging responsibilities. I am confident that his background will serve him well to drive the Farmers business to further profitable growth."

Note to editors:

Paul N. Hopkins (48) joined the Farmers organization in 1978 as an agent and has since held management positions of increasing responsibility in his 26 years with Farmers. For much of his career he has worked closely with Marty Feinstein. Starting in 1996, he was assigned to the area of marketing. In this function, he contributed decisively to the growth of the exclusive Farmers distribution system, and for the last couple of years he achieved consistent profitable double-digit growth in the Life insurance business. He also led the expansion of Farmers into 12 additional States and he strengthened the independent agency channel, which today generates in excess of USD 1 billion in premiums. Paul Hopkins was an important member of the team that shaped Zurich's growth strategies announced in April 2004. He was promoted to President of Farmers Group, Inc., effective July 1, 2004, which is his current position.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN